SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENDRA LIFE SCIENCES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

29273B02
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant* to which this Schedule is filed:
 [ x]  Rule 13d-1(b)
 [  ]  Rule 13d-1(c)
 [  ]  Rule 13d-1(d)

CUSIP No. 29273B02





1.  Names of Reporting Persons.

 Michael Bryan, Sr.

2.  Check the Appropriate Box if a Member of a Group
(a)
(b)

3.  SEC Use Only

4.  Citizenship or Place of Organization
 New Hampshire

Number of Shares
Beneficially
Owned by
Each Reporting
Person With:
5.  Sole Voting Power
 192,500

6.  Shared Voting Power

7.  Sole Dispositive Power
 	192,500

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting *
Person
192,500

10.  Check if the Aggregate Amount in Row (9) Excludes *
 Certain Shares

11.  Percent of Class Represented by Amount in Row (9)
 6.1%

12.  Type of Reporting Person
 IN


ITEM 1.
(a)	Name of Issuer:
ENDRA LIFE SCIENCES, INC.

(b)	Address of Issuer's Principal Executive Offices:
3600 Green Court, Suite 350
Ann Arbor, Michigan 48105

ITEM 2.
(a)	Name of Person Filing:
Michael Bryan, Sr.

(b)	Address of Principal Business Office, or if None,*
Residence:
51 Wentworth Rd
Rye, NH 03870

(c)	Citizenship:
New Hampshire

(d)	Title of Class of Securities:
Common Stock, $0.0001 par value per share

(e)	CUSIP Number:
29273B02

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b)*
OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)[_] Broker or dealer registered under Section 15 of the*
  Act (15 U.S.C. 78o).
(b)[_] Bank as defined in Section 3(a)(6) of the Act (15* U.S.C.
78c).
(c)[_] Insurance company as defined in Section 3(a)(19) of * the Act (15 U.S.C. 78c).
(d)[_] Investment company registered under Section 8 of the* Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)[_] An investment adviser in accordance with ss.240.13d-*
1(b)(1)(ii)(E);
(f)[_] An employee benefit plan or endowment fund in* accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)[_] A parent holding company or control person in* accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)[_] A savings associations as defined in Section 3(b) of* the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[_] A church plan that is excluded from the definition of* an investment company under section 3(c)(14) of the Investment* Company Act of 1940 (15 U.S.C. 80a-3);
(j)[_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:
192,500

(b)	Percent of class:
6.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
192,500

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the disposition of
192,500

(iv)	Shared power to dispose or to direct the disposition of
0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of * the date hereof the reporting person has ceased to be the * beneficial owner of more than five percent of the class of * securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF*
 OF ANOTHER PERSON.  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY *
 WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY *
 THE PARENT HOLDING COMPANY.  Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE *
 GROUP.  Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

ITEM 10. CERTIFICATIONS.
By signing below, I certify that, to the best of my knowledge * and belief, the securities referred to above were acquired and * are held in the ordinary course of business and were not * acquired and not held for the purpose of or with the effect of * changing or influencing the control of the issuer of the * securities and were not acquired and are not held in * connection with or as a participant in any transaction having * such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and * belief, I certify that the information set forth in this * statement is true, complete and correct.

March 9, 2023
(Date)

/s/ Michael Bryan, Sr.
(Signature)

Michael Bryan, Sr./ Investor
(Name/Title)